Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation was made available to investors in Baker Hughes Incorporated and General Electric Company:

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Baker Hughes, a GE Company

Baker Hughes, a GE Company

October 31, 2016

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Additional Information and Where to Find It
In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation ("Newco") will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the "Combined Proxy
Statement/Prospectus"). Baker Hughes and Newco will prepare and file the
Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY
HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY
STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS
TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER
HUGHES OR Newco WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION,
BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and
security holders will be able to obtain free copies of the Combined Proxy
Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov.
Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes'
website at http://www.bakerhughes.com or by contacting Baker Hughes Investor
Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation
This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation
GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.
Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined
Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the
year ended December 31, 2015, which was filed with the SEC on February 26,
2016, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 1, 2016 and certain of its Current
Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its
2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its
Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for
the quarter ended September 30, 2016 which was filed with the SEC on October
25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above

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Caution Concerning Forward-Looking Statements
This communication contains "forward-looking" statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section
21E of the Securities Exchange Act of 1934, as amended by the Private
Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers' business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE's earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words "may," "will," "should,"
"potential," "intend," "expect," "endeavor," "seek," "anticipate," "estimate,"
"overestimate," "underestimate," "believe," "could," "project," "predict,"
"continue," "target" or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or
Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6)
the ability of the combined company to implement its business strategy; (7)
difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10)
the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE's and Baker Hughes' reports filed with the SEC, including GE's and Baker
Hughes' annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC.
The foregoing list of important factors is not exclusive.
Any forward-looking statements speak only as of the date of this communication.
Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

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A compelling, transformational combination

[] The best partner to Oil and Gas customers [] offering solutions based on complementary equipment and services technology across the full spectrum of the oil and gas value chain

[] More innovative solutions to market faster and more cost effectively []
Baker Hughes' leading products and services with GE Oil and Gas highly differentiated manufacturing capabilities

[] Best-in class physical + digital technology [] combine Baker Hughes domain expertise, technology and culture of innovation with GE Store and GE industry-leading Digital Platform

[] Value creation for customers and shareholders [] positioned to weather short-term volatility and participate in industry upcycle

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Impact for Baker Hughes shareholders

[] Ongoing ownership in a stronger, more competitive business

[] Cash dividend of $17.50   per share equal to 30%+ of undisturbed share
price

[] Participation in substantial value creation through synergies

[] Revenue growth driven by increased customer touch points

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Deal overview

1   Merge GE Oil and Gas with Baker Hughes [] GE owns 62.5%, new Baker Hughes owns 37.5%

+ Create new, publicly traded company with separate investor base
+ GE to contribute $7.4B to fund cash dividend to Baker Hughes shareholders upfront
+ Close expected mid-2017 ~$.04 accretive to GE EPS in 2018

2 Combination of GE Oil and Gas and Baker Hughes establishes a new industry leader

 + 2x scale, complementary capabilities, more diversified
 + Can weather the cycle in short term and over time; significantly levered to recovery

3 Platform is positioned to deliver substantial customer value

 + Technical solutions []productivity
 + Best digital platform
 + Global execution

4   Synergy opportunity is substantial ... cost and revenue

+ ~$1.6B synergies (~$1.2B cost and ~$0.4B revenue)

5   Disciplined capital allocation [] OandG long-term fit for GE

 + Essential industry and fits GE Store

6 Efficient transaction structure using like-for-like equity with modest cash outlay including disposition proceeds

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Transaction overview ... the "new" Baker Hughes

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[] Merge GE Oil and Gas with Baker Hughes [] GE
   owns 62.5%, new Baker Hughes owns
   37.5% through partnership structure

[] Publicly traded company with separate investor base; robust minority protections
[] Ownership interest and voting aligned
[] GE to contribute $7.4B
 to fund cash dividend, Baker Hughes distributes $17.50  per share dividend to shareholders
[] Baker Hughes shareholders receive dividend and 37.5%  equity of stronger business
[] Blended leadership team

[] 9 member Board [] 5 appointed by GE, 4 by

Baker Hughes, including M. Craighead

A win for GE and Baker Hughes shareholders [] creating long-term value

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Right time in cycle ... strong long-term fundamentals

Transaction assumes slow recovery ... $45-60/bbl through 2019

Creating a productivity leader in Oil and Gas

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Integrated digitally-enabled offerings
9
to set new standards for the oil and gas industry

The GE Store

IN GE, EVERY BUSINESS CAN SHARE and ACCESS THE SAME TECHNOLOGY, MARKETS,
STRUCTURE and INTELLECT. GOVERNED BY CULTURE and SIMPLIFICATION.

[] GE Store principle:
[] Contribute [] Crowdsource [] Collaborate

[] Insourced components:
[] Alternators and computational fluid dynamics from Aviation [] Turbine technology from Oil and Gas + Marine to Transportation [] Ceramic Matrix
Composites (CMCs), from Oil and Gas to Aviation [] And more

[] Cross-industry technology

Supported by GE Capital:

[] Financing infrastructure investments

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AVIATION
Advanced materials, manufacturing, and engineering productivity

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HEALTHCARE
      Diagnostics technology--a first-mover and anchor in growth markets

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LIGHTING
LED is gateway to energy efficiency

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TRANSPORTATION
Engine technology
and localization in
growth regions

10

Creating an industry leader

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Baker Hughes, a GE company

2020F outlook

(Proforma financials, $ in billions)

~$34

~23%
EBITDA
margin

~$8

Revenue

EBITDA

[] ~$1.6B    synergies

- ~$1.2B    cost, ~$0.4B    revenue

A stronger company

1 Complete fullstream portfolio

2 Complementary technology
.... with opportunity to leverage GE Store

3 Solutions-based offerings and services for customers

4 Robust synergy opportunities

5 Predix platform to enable digital capabilities

A better company together [] servicing customers

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 1  Strong complementary portfolio [] ability to go
    fullstream
                       GE Oil and Gas                                                   Baker Hughes
                                                         Market
 Market
Business segments (% '15 revenue)                    position Business segments (% '15 revenue)
 position
Surface (13%)                                        Advanced Drilling Services (24%)
Artificial lift (ESP and RLS), surface wellheads,    Directional drilling, measurement and logging
downhole tools, logging services                     while drilling, drilling bits and fluids
Subsea Systems and Drilling (26%)                    Logging and Evaluation (6%)
Trees and wellheads, power and processing,           Wireline and surface logging, reservoir / core
manifolds, risers, BOPs and drilling systems         analysis, geoscience and seismic services
Turbomachinery Solutions (33%)                       Completions Systems (40%)
Gas turbines, compressors, modular LNG,              Well construction, completion equipment,
turboexpanders, heat exchangers                      wellbore intervention, pressure pumping
Downstream Technology (14%)                          Production Optimization (22%)
Steam turbines, recip. compressors, pumps,           Artificial lift (ESP, gas lift, progressing cavity
valves and fuel gas systems                          pump), chemicals, intelligent production sys.
Digital Solutions (14%)                              Industrial Services (8%)
Monitoring, inspection, measurement                  Processing and pipeline services
equipment and services

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Strong competitive scope and value proposition across the industry

    Drilling and evaluation Production and surface equipment  LNG and pipeline              Refinery and
Completion and production         Subsea and drilling systems        solutions petrochemical solutions

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Powered by the GE Store

Fullstream combination with GE Store providing best-in-class productivity solutions to customers

Combined portfolio matches oil field service leaders

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Total 2016 revenue

2 Complementary capabilities

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Common Technology DNA

Services capabilities

[] Established global infrastructure[] Complete upstream offering
Advanced products

[] Robust portfolio [] offshore and
     complex reservoir solutions[] Strong development capabilities

Integrated project management
[] Customer interaction through out life of field[] Reservoir understanding
Balanced portfolio

[] Largest OandG equipment provider[] Full value chain exposure
(Upstream--midstream-downstream)
GE Store

[] Materials and modeling[] Digital thread

[] Global reach / strong balance sheet

Manufacturing excellence

[] Best-in-class    processes

[] Advanced / virtual mfg.  capabilities

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Baker Hughes + GE Store ... future of drilling
AutoTrak(TM): 100MM+ ft. drilled ... record 13,574 ft. in one run in 3Q '16 in NAM

Technology injection for drilling

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+ Battery technology []Downhole batteries

+ GE Healthcare technology []

 Advanced sensor analytics (i. e. NMR, acoustics)

+ Systems modeling and integration [] shorter BHA (From 65' to 30')

+ Fluid mechanics science []

 Downhole power generation

+ Material science []Corrosion resistant BHA

+ Bit composite encapsulated sensors []Accurate well placement

Benefits

[] Increased rate of penetration ... drill faster

[] Increasing tool performance ... drill more efficiently

[] Increasing longevity and overall utilization[] Better wellbore trajectory[]
HP/HT capabilities to ensure durability[] Real-time  analytics and data visibility[] Technology enhancements and adv.
manufacturing ... cost out

Baker Hughes best-in-class drilling system enhanced by GE technology

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3 Integrated solutions across the value chain

Offshore completion and production

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[] Subsea infrastructure: x- trees, manifolds, processing[] Well access and control[] Infrastructure maintenance[] Rotating equip.  for offshore[]
Subsurface construction

[] Well intervention CAPEX
[] Stimulation
[] Artificial lift
[] Chemicals

Evaluation and drilling

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OPEX

[] Well access and control: IWOCS and BOPs[] Drilling tools[] Wireline tools

[] Advanced drilling

[] Drilling support: bits, fluids[] Wireline logging[] Subsurface software[]
Reservoir sampling and analysis

Onshore completion and production

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[] Surface wellheads[] Artificial lift[] Oilfield power[] Pumps and compression[] Subsurface construction[] Well intervention[] Stimulation[]
Artificial lift[] Chemicals

Mid and downstream

[] Compression: LNG and pipeline[] Power generation[] Measurement and control[]
Gas distribution[] Valves and flow technology[] Digital: asset optimization

[] Chemicals

18

Great customers across all segments

Top GE Oil and Gas Top Baker Hughes
       customers            customers Opportunity

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+ End-to-end integrated customer solutions

+ Broad portfolio offering

+ Reliable long-term partner

+ Digitize assets and oilfields

+ New technology introduction

+ Global capabilities

+ New business models

Providing customers productivity solutions across the value chain

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4   Robust synergy opportunity
                                                              Drivers              $MM
         ~$26B                      1   Sourcing/procurement                       ~$400
                             ~4.5%      improvements
                           cost out      - Material deflation through combined buy
                                    2   Manufacturing and service footprint        ~$200
                 ~$1.2B                 rationalization
                                         - Consolidate properties across extensive
                                            footprint
           2020F      Cost
           spend synergies          3   Process optimization                       ~$200

- Advanced manufacturing and digital condition-based maintenance

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- Enhanced ability to deliver integrated solutions, address greater scope of projects

Experienced teams ... have successfully managed downturn

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Cost synergy examples
                                                          Legacy Redesigned
                      2 Material deflation
                                              Enhancements through digital thread:
[] Supplier rationalization + volume leverage Brilliant Factories
[] 30% reduction in lead time
[] Standardization + demand management

Functional support consolidation

[] Process harmonization

[] Simplification

[] Duplication removal

[] Integration

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21

Petro-economies looking for integrated capabilities

+ Reservoirs in harsher environments and more remote locations

+ Project size and complexity is increasing

+ Lack of established infrastructure [] power generation

+ Buying preference toward productive

solutions ... simpler supply chain to

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 gain lowest cost per barrel

+ Significant pipeline of identifiable projects to be developed

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Brazil - offshore

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- Complex, multi-prospect discovery

- Early production system during reservoir evaluation

- Concept hinges on FPSO

Unique offering [] Newco + GE Store, capabilities from molecule to megawatt

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5 Winning in Digital

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                                       From molecule to power generation
Operations and Process Optimization The power data coming to OandG to drive
Production Optimization                      improved customer outcomes

Becoming the Digital Industrial standard within the industry [] driving integrated customer outcomes

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Financial outlook

($ in billions)

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[] Assume $45-60/bbl   oil price through 2019;

slow recovery to $60 in 2019

[]  ~$1.2B cost synergies by '20 [] ~4.5% of cost

[] ~$0.4B revenue synergies by '20 ... +1% share

[] No additional debt for Baker Hughes

[] Baker Hughes ~60% of '14 peak EBITDA in '20

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(a- Based on '17F analyst consensus

Value creation for investors

+ Creating an unparalleled fullstream digital

industrial service company for the industry

+ Brings together two leading industry players with deep history of technical innovation

+ Capability to provide integrated solutions for customers

+ Best-in class physical and digital technology

[] supported by the GE Store

+ Robust synergy opportunities

+ Better positioned to navigate cycles

+ Significant value creation opportunity for investors

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Impact for GE

Deal valuation and funding
($ in billions)

Valuation

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Synergies

NPV of synergies ~$13.7B

[] BHI shareholders ~$5.1B

[] GE shareholders ~$8.6B

GE cash outlay

$7.4B

Debt-funded

[] $7.4B   borrowing from GE

Capital [] leveraging excess debt at no incremental cost to GE through '19

[] $7.4B   is part of leverage capacity

[] No GE rating impact

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GE earnings impact and valuation

               GE EPS impact                                 Deal valuation
                                ~$.08   IRR                          greater than 15%
                        ~$.04           CFRR greaterthan 10%               Yr. 5
       ~$(.02)                          NPV of synergies                    $13.7B
                                        EBITDA multiple-a)                  11.0x
          '17F             '18F    '20F Synergized multiple-b)              6.7x
[] Expect mid-year 2017 close [] 2017 minimal synergies + purchase accounting
[] ~$1.6B of synergies by 2020 [] ~75% cost, ~25% revenue

[] Baker Hughes achieves ~60% of 2014 peak earnings in 2020

[] Free cash flow conversion ~90% by 2020; incremental ~$1B FCF by 2019

EPS accretive in 2018 + long-term value creation

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(a- BHI TEV in transaction / BHI 2018 consensus EBITDA
(b- BHI TEV in transaction / (BHI 2018 consensus EBITDA plus run rate synergies)

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Capital allocation

[] Plan to sell GE Water
+   Running process with potential buyers [] targeting mid-2017 close
+   Industry leader in technology, products, and services
+   Gain will fund restructuring and integration costs for BHI deal [] up to
    $1B excess gain to fund core GE restructuring

[] No change to capital allocation strategy

+ Sustain an attractive dividend [] yield greaterthan peers

+ GE Capital dividends through 2018 allocated to buyback

+ Continue organic investment in PandE, RandD, global, digital, pension

+ Disciplined M and A ... improve competitive position, returns greaterthan15%

[] Transaction funded within leverage capacity

Capital allocation strategy unchanged

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Baker Hughes, a GE company

+ Creating an unparalleled fullstream digital industrial service company for the industry

+ Brings together two leading industry players with deep history of technical innovation

+ Capability to provide integrated solutions for customers

+ Best-in class physical and digital technology ... supported by the GE Store

+ Global reach with operations in ~120 countries

+ Provides for significant synergy opportunities

+ Better positioned to navigate industry cycles

Molecule to megawatt ... significant value creation for investors

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GE is uniquely positioned

Leading today    Tomorrow

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+ Valuable GE Store

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                                          Baker Hughes, a GE Company
                      Strategic value                               Financial value
                                                                   (GE EPS impact)
+   Builds leader in essential industry                              ~$.08
+   Enhances digital capability                                      ~$.04

+ Leverages the GE Store

'18F

'20F

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